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18006833

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SEC Mail Processing Section
MAR 05 2018
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Finance LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Station Place, 5th Floor
(No. and Street)

Stamford, CT 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor, New York, NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidity Finance LP, as of March 1, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Signature

CFO

Title

3/1/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDITY FINANCE LP
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
FOR THE YEAR ENDED DECEMBER 31, 2017

LIQUIDITY FINANCE LP

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Liquidity Finance LP
Stamford, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidity Finance LP, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Liquidity Finance LP as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Liquidity Finance LP's management. Our responsibility is to express an opinion on Liquidity Finance LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liquidity Finance LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Liquidity Finance LP's auditor since 2013.
New York, New York
March 1, 2018

Liquidity Finance LP
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	3,598,803
Receivable from clearing broker, includes deposit of $100,194		437,404
Fixed assets at cost, net of accumulated depreciation of $105,056		2,201
Employee loan		52,000
Other assets		121,235
TOTAL ASSETS	$	4,211,643
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable and accrued expenses	$	85,241
Commissions payable		402,040
Deferred rent credit		42,494
Taxes payable		6,607
Due to Parent		1,191,892
TOTAL LIABILITIES		1,728,274
Partners' Capital		2,483,369
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	4,211,643

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LP (the "Company") is a Delaware limited partnership. Liquidity Finance LLP is a London based broker dealer and is the parent company (the "Parent") of the Company. Liquidity Finance Holdings, LLC is the general partner (the "GP") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its main office in Stamford, CT and has a satellite location in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2017 the Company had no cash equivalents, but approximately $2.23 million cash was being held in Great Britain pounds sterling.

DEPRECIATION

Fixed assets, comprised of furniture and equipment, and leasehold improvements, are recorded at cost and depreciated over the lesser of the applicable lease term or estimated useful life of the asset. Office equipment is depreciated over a two year period and leasehold improvements are depreciated over a period of two to five years.

INCOME TAXES

The Company does not record a provision for Federal income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to various state taxes and New York City Unincorporated Business Tax ("NYCUBT"). Generally the Company is subject to examination by the major taxing authorities for the three year period prior to the date of these financial statements.

The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The amount receivable from clearing broker at December 31, 2017 is the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transactions on a fully disclosed basis and commissions earned as an introducing broker of transactions for its customers, net of clearing expenses.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost and are summarized at December 31, 2017 as follows:

Furniture and equipment	$ 80,911
Leasehold improvements	26,346
	107,257
Less: Accumulated depreciation and amortization	105,056
	$ 2,201

NOTE 5 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2017 those cash balances exceed federally insured limits by approximately $3.1 million. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,174,261 which exceeded required net capital by $2,059,043. The Company's aggregate indebtedness to net capital ratio was 0.79 to 1 at December 31, 2017.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 8 – INCOME TAXES

The Company is a partnership and therefore does not record a provision for Federal taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is however subject to New York City Unincorporated Business Tax ("NYCUBT") and state taxes.

NOTE 9 – PARTNERS' CAPITAL AND PROFIT AND LOSS ALLOCATIONS

Liquidity Finance Holdings, LLC, a Delaware limited liability company, is the GP of the Company and Liquidity Finance LLP is the initial limited partner (the "Initial LP") of the Company. Individual limited partners (the "Individual LPs") may be admitted to the Company as Individual LPs.

The business and affairs of the Company will be managed by the GP. The GP has absolute exclusive and complete control of the business and affairs of the Company. The Initial LP and Individual LPs do not participate in the management of the business.

The partners' capital immediately before the Effective Date, as defined, was allocated .01% to the GP with the remainder, 99.99%, allocated to the Initial LP. No additional capital contributions were required. No partner will be required to make additional capital contributions to the Company, including Individual LPs.

The GP will determine partnership percentages in the Company. The GP's percentage is set at .01% and partnership percentages of the Initial LP and each Individual LP are established at the discretion of the GP. Pursuant to the limited partnership agreement the net profits or net losses of the Company will be allocated among the partners in proportion to their respective partnership percentages as outlined above.

Distributions to partners are made as determined by the GP in its sole discretion. The distributions are in accordance with the partnership percentages outlined above. Each Individual LP agrees that the GP may increase or decrease their partnership percentage at any time on a prospective basis.

NOTE 10 – COMMITMENTS

The Company has an office lease for its office in Stamford, Connecticut which commenced on September 1, 2015 for a period of six years terminating August 31, 2021. The Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease arrangement. At December 31, 2017, the Company had a $42,494 deferred rent credit to be amortized through August 31, 2021. Future annual minimum payments under this lease commitment will be as follows:

Years Ended December 31,	
2018	$184,758
2019	188,097
2020	191,436
2021	129,108
Total	$ 693,499

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with its Parent. Under the agreement, the Parent provides certain services to the Company and allocates expenses to the Company to reimburse it for those costs.

The statement of financial condition as of December 31, 2017 reflects a payable to the Parent of $1,191,892. This net payable is primarily the result of the expense sharing costs and for commissions due to Parent. The due to Parent is non-interest bearing, has no formal repayment terms and is unsecured.